Filed by Unocal Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company:  Pure Resources, Inc.
                                                   Commission File No. 001-15899
                                                         Dated:  October 1, 2002


                                       UNOCAL
                                       2141 Rosecrans Avenue, Suite 4000
                                       El Segundo, California 90245

                        [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                  NEWS RELEASE

                                       Contact: Barry Lane (Media)
                                                310-726-7731
                                                Robert Wright (Investors)
                                                310-726-7665

  Delaware court issues injunction in Unocal exchange offer for Pure Resources
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     El Segundo, Calif., Oct. 1, 2002 -- Unocal Corporation (NYSE: UCL) today said that the Delaware Chancery Court has issued a preliminary injunction that prevents Unocal and its subsidiary, Union Oil Company of California, from completing Union Oil's exchange offer for the shares of common stock of Pure Resources, Inc. (NYSE: PRS) that Union Oil does not own.
     Unocal said that the injunction relates to the structure of the minimum condition in the exchange offer and to certain disclosure matters in Unocal's offering materials and in the Schedule 14D-9 which the special committee of Pure's board of directors filed with the Securities and Exchange Commission. Unocal said it will seek to address the concerns raised in the court's opinion.
     Union Oil, which owns 65 percent of the outstanding common stock of Pure, is offering 0.6527 of a share of Unocal common stock for each share of Pure that it does not own. The Union Oil offer, which commenced on Sept. 5, 2002, is scheduled to expire at 12:00 midnight, New York City time, tomorrow.

ABOUT UNOCAL CORPORATION

     Unocal Corporation is one of the world's leading independent natural gas and crude oil exploration and production companies. Unocal's principal oil and gas activities are in North America, Asia, Latin America, and the North Sea. Unocal is one of the world's largest producers of geothermal energy with operations in the Philippines and Indonesia.
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ADDITIONAL INFORMATION

     A prospectus, which is part of the Unocal Registration Statement on Form S-4, and related exchange offer materials, including a letter of transmittal, has been mailed to stockholders of Pure. Investors and stockholders of Pure are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read in connection with making a decision with respect to the exchange offer. Unocal has filed its Registration Statement on Form S-4 and a Schedule TO with the Securities and Exchange Commission (SEC). Investors and stockholders are able to obtain free copies of these documents through the SEC's web site, WWW.SEC.GOV. For additional information on the exchange offer or copies of any of the offering materials, stockholders may contact D.F. King & Co., Inc., at 800-769-6414. In addition, Merrill Lynch is the dealer-manager for the exchange offer and may be contacted at 866-276-1462.
     In addition to the Unocal's Registration Statement on Form S-4, Schedule TO, prospectus and related exchange offer materials, both Unocal and Pure file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, or other information filed by Unocal or Pure at the SEC public reference room at 450 Fifth Street, NW, Washington, D.C. 20549, or at any of the SEC's other public reference rooms in New York City, N.Y., and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Unocal's and Pure's filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC web site.
     This news release contains certain forward-looking statements about future business transactions involving Unocal and Pure. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Unocal's current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Unocal and Pure Annual Reports on Form 10-K, in each case as amended, and subsequent reports that have been filed by the companies with the U.S. Securities and Exchange Commission.

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